XODTEC LED, INC.
2F., No. 139, Jian 1st Rd., Jhonghe City
Taipei County 235, Taiwan (R.O.C.)

January 7, 2011

By EDGAR Transmission

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attn: Sharon Virga

Re:	Xodtec LED, Inc. Form 10-K for the Fiscal Year Ended February 28, 2010 Filed July 19, 2010 File No. 333-148005

Ladies and Gentlemen:

This letter will confirm that Xodtec LED, Inc. (the “Company”) has requested, and the staff of the Commission has granted, an extension to January 31, 2011 to respond to the staff’s letter of comment dated December 20, 2010.  The Company required the extension because of the Christmas and New Year’s holidays and the need to engage a consultant in connection with the valuation of the derivative securities.

Sincerely,

Xodtec LED, Inc.

By: /s/ Yao-Ting Su
Yao-Ting Su
Chief Executive Officer